 1-A/A LIVE 0001677110 XXXXXXXX 024-10564 true false false Astics, Inc. TX 2014 0001677110 7370 47-1758521 5 2 2167 EL CAPITAN AVE, SANTA CLARA CA 95050 6502658180 Andy Altahawi Other 30853.00 0.00 0.00 288130.00 318983.00 30000.00 0.00 30000.00 288983.00 318983.00 3305.00 37738.00 0.00 -34433.00 0.00 0.00 Unaudited Common 15000000 none none none 0 none none Notes 0 none none true true false Tier1 Unaudited Debt Y N N Y N N 2000 0 1000.00 2000000.00 0.00 0.00 0.00 2000000.00 false true CA CO CT FL IL NJ NY TX VA CA CO CT FL IL NJ NY TX VA false Astics Inc Common Stock 15000000 0 3000 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.